Exhibit 107

Calculation of Filing Fee Tables

Form 424(b)(7)

(Form Type)

DRIVEN BRANDS HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)

Equity	Common Stock, par value $0.01 per share(1)	457(c)	7,000,000	$32.315	$226,205,000	$92.70 per $1,000,000	$20,969.20

(1)

The proposed maximum aggregate offering price has been calculated based on 7,000,000 shares multiplied by $32.315 per share. The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant’s Common Stock on September 7, 2022, as reported on the Nasdaq Global Select Market.